SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of November, 2014

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

DGAP-DD: AIXTRON SE english

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Details of the person subject to the disclosure requirement
Last name: Schulte, Dr.
First name: Bernd
Company: AIXTRON SE

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: Shares
ISIN/WKN of the financial instrument: DE000A0WMPJ6
Type of transaction: Sale
Date: 21.11.2014
Price: 9.57
Currency: EUR
No. of items: 35000
Total amount traded: 334950
Place: XETRA

Information about the company with duty of publication

Issuer: AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Deutschland
ISIN: DE000A0WMPJ6
WKN: A0WMPJ

End of Directors' Dealings Notification

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	November 26, 2014	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO